

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 12, 2007

Mr. Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.
Suite 654, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1

      Re: **Ivanhoe Mines Ltd.**
              Form 40-F for Fiscal Year Ended December 31, 2005
              Filed April 5, 2006
              File No. 001-32403

Dear Mr. Giardini:

     We have completed our review of your Form 40-F and have no further comments at this time.

                   Sincerely,

                   Karl Hiller
                   Branch Chief